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Cane & Company, LLC

Affiliated with O'Neill Ritchie Taylor Law Corporation
of Vancouver, British Columbia, Canada
                                                   ___________________
Michael A. Cane*         Stephen F.X. O'Neill**    Gary R. Henrie+
Leslie L. Kapusianyk**   Michael H. Taylor***      Preston R. Brewer++

Telephone:     (702) 312-6255
Facsimile:     (702) 312-6249
E-mail:        telelaw@msn.com

2300 West Sahara Avenue
Suite 500, Box 18
Las Vegas, Nevada 89102

VIA FACSIMILE (202) 942-9516

June 14, 2001


U. S. Securities & Exchange Commission
Attn:  Mr. David Link
Mail Stop 0304
450 4th Street N W
Washington, D.C. 20549

  Re:  IndiaAt Corporation (the "Company")
       Form SB-2

Dear Mr. Link:

Please be advised that the Company has made a decision to withdraw their Form SB-2 application based on a determination that the public offering of the Company's common stock will not be well received due to the downturn in Internet stocks.

We confirm that there have been no sales of common stocks made in connection with the Company.

Sincerely,

CANE & COMPANY, LLC


/s/ Michael A. Cane
Michael A. Cane, Esq.


     *Licensed Nevada, California, Washington and Hawaii State Bars
    ** British Columbia Bar only; ***Nevada and British Columbia Bars;
                 +Utah Bar only; ++California Bar only